UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

DLH Holdings Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23335Q100
(CUSIP Number)

July 3, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	23335Q100

1	Names of Reporting Persons

Mink Brook Partners LP
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

375,771
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

375,771
9	Aggregate Amount Beneficially Owned by Each Reporting Person

375,771
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

2.64% (1)
12	Type of Reporting Person (See Instructions)

OO

(1)	This percentage is calculated based upon 14,232,891 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 1, 2024.

CUSIP No.	23335Q100

1	Names of Reporting Persons

Mink Brook Opportunity Fund LP
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

340,823
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

340,823
9	Aggregate Amount Beneficially Owned by Each Reporting Person

340,823
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

2.39% (1)
12	Type of Reporting Person (See Instructions)

OO

(1)	This percentage is calculated based upon 14,232,891 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 1, 2024.

CUSIP No.	23335Q100

1	Names of Reporting Persons

Mink Brook Capital GP LLC
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

716,594
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

716,594
9	Aggregate Amount Beneficially Owned by Each Reporting Person

716,594
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

5.03% (1)
12	Type of Reporting Person (See Instructions)

OO

(1)	This percentage is calculated based upon 14,232,891 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 1, 2024.

CUSIP No.	23335Q100

1	Names of Reporting Persons

William Mueller
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

716,594
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

716,594
9	Aggregate Amount Beneficially Owned by Each Reporting Person

716,594
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

5.03% (1)
12	Type of Reporting Person (See Instructions)

OO

(1)	This percentage is calculated based upon 14,232,891 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 1, 2024.

Item 1.

(a)	Name of Issuer: DLH Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices:

3565 Piedmont Road, Building 3, Suite 700

Atlanta, GA 30305

Item 2.

(a)	Name of Person Filing:

Mink Brook Partners LP

Mink Brook Opportunity Fund LP

Mink Brook Capital GP LLC

William Mueller

(b)	Address of Principal Business Office or, if None, Residence:

201 Summa Street

West Palm Beach, FL 33405

(c)	Citizenship:

Mink Brook Partners LP - Delaware

Mink Brook Opportunity Fund LP - Delaware

Mink Brook Capital GP LLC - Delaware

William Mueller – Florida

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.: 23335Q100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

As of the close of business on July 3, 2024, Mink Brook Partners LP and Mink Brook Opportunity Fund LP held an aggregate of 716,594 shares of the common stock of the Issuer. As the general partner to both Mink Brook Partners LP and Mink Brook Opportunity Fund LP, Mink Brook Capital GP LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP. As the managing member of Mink Brook Capital GP LLC, William Mueller may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Mueller or Mink Brook Capital GP LLC is the beneficial owner of the shares of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.

(b)	Percent of Class:

Mink Brook Partners LP –2.64%

Mink Brook Opportunity Fund LP – 2.39%

Mink Brook Capital GP LLC – 5.03%

William Mueller – 5.03%

This percentage is calculated based upon 14,232,891 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 1, 2024.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Mink Brook Partners LP – 0

Mink Brook Opportunity Fund LP – 0

Mink Brook Capital GP LLC – 0

William Mueller – 0

(ii)	Shared power to vote or to direct the vote:

Mink Brook Partners LP – 375,771

Mink Brook Opportunity Fund LP – 340,823

Mink Brook Capital GP LLC – 716,594

William Mueller – 716,594

(iii)	Sole power to dispose or to direct the disposition of:

Mink Brook Partners LP – 0

Mink Brook Opportunity Fund LP – 0

Mink Brook Capital GP LLC – 0

William Mueller – 0

(iv)	Shared power to dispose or to direct the disposition of:

Mink Brook Partners LP – 375,771

Mink Brook Opportunity Fund LP – 340,823

Mink Brook Capital GP LLC – 716,594

William Mueller – 716,594

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2024

WILLIAM MUELLER

/s/ William Mueller

Mink Brook Opportunity Fund LP

/s/ William Mueller

Title: Managing Member, general partner Mink Brook Capital GP LLC

Mink Brook Partners LP

/s/ William Mueller

Title: Managing Member, general partner Mink Brook Capital GP LLC

Mink Brook Capital GP LLC

/s/ William Mueller

Title: Managing Member, general partner Mink Brook Capital GP LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).